SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For the month of October, 2000


                          Electrocon International Inc.
                 (Translation of Registrant's name into English)
                  ---------------------------------------------


              8/F Blk 8, Prosperity Centre, 77 Container Port Road,
                           Kwai Chung, N.T. Hong Kong
              -----------------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                    Form 20-F    X          Form 40-F ______


[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                    Yes _____               No    X

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     ELECTROCON INTERNATIONAL INC.
                                             (Registrant)



Date: October 25, 2000               By: /s/ Henry F. Schlueter
----------------------               --------------------------
                                     Henry F. Schlueter, Assistant Secretary

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                           TO BE HELD OCTOBER 25, 2000

     Notice is hereby given that the Annual Meeting (the "Meeting") of the Shareholders (the "Shareholders") of GETGO MAIL.COM INC., a British Virgin Islands corporation (the "Company"), will be held at 10:00 a.m., local time, on October 25, 2000, at The Embassy Suites Hotel, 1881 Curtis Street, Denver, Colorado 80202, and any adjournments or postponements thereof (the "Annual Meeting") for the following purposes:

     1. To elect the following four (4) persons to serve as directors of the Company until the next Annual Meeting of Shareholders and thereafter until their successors shall have been elected and qualified: Derrin
          R. Smith, Chris G. Mendrop, Henry F. Schlueter, and Kevin Fallon;

     2. To approve and adopt an amendment (the "Name Change Amendment") to the Company's Memorandum and Articles of Association (the "Memorandum and Articles") which would effect a change in the name of the Company to GETGO Inc.;

     3. To authorize the Board of Directors of the Company to effect the Name Change Amendment of the Company's Memorandum and Articles by which the name of the Company will be changed to GETGO Inc., contingent upon a determination by the Board of Directors that the effecting of the Name Change Amendment is in the best interests of the Company and its Shareholders;

     4. To approve and adopt an amendment (the "Stock Amendment") to the Company's Memorandum of Association which would effect an increase in the number of authorized shares of Common Stock of the Company from 20,000,000 shares, $0.0001 par value, to 100,000,000 shares of $0.0001 par value, with no effect upon the already authorized, issued, and outstanding shares of Common Stock, and would create a new class of securities of the Company consisting of 5,000,000 authorized shares of Preferred Stock, $1.00 par value, that may issued in series from time to time by the Company's Board of Directors in their sole discretion without the approval of the Shareholders of the Company with such designations, powers, preferences, rights, qualifications, limitations, and restrictions as have not been fixed in the Company's Memorandum of Association;

     5. To approve and adopt an amendment (the "Quorum Amendment") to the Company's Articles of Association which would effect a decrease in the quorum requirement for business to be conducted at any meeting of the Shareholders from one-half to one-third of the total shares of each class or series entitled to vote as a class or series and the same proportion of the votes of the remaining shares entitled to vote thereon;

     6. To approve and adopt an Incentive Stock Option Plan of the Company pursuant to which options to purchase Common Stock may be granted to certain personnel of the Company;

     7. To ratify the selection of Deloitte Touche Tohmatsu as the independent public accountants of the Company for the fiscal year ending December 31, 2000; and

     8. To consider and act upon such other business as may properly come before the Meeting or any adjournments thereof.

     Only Shareholders of record at the close of business on September 22, 2000, shall be entitled to notice of and to vote at the meeting or any adjournments thereof. All Shareholders are cordially invited to attend the Meeting in person.



                                        By Order of the Board of Directors



October 2, 2000                         /s/  Derrin R. Smith
Denver, Colorado                        --------------------------------
                                        Chairman of the Board








IF YOU DO NOT EXPECT TO BE PRESENT AT THE MEETING AND WISH YOUR SHARES OF COMMON STOCK TO BE VOTED, YOU ARE REQUESTED TO SIGN AND MAIL PROMPTLY THE ENCLOSED PROXY WHICH IS BEING SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS. A RETURN ENVELOPE WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES IS ENCLOSED FOR THAT PURPOSE.






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


                               GETGO MAIL.COM INC.
                          4610 South Ulster, Suite 150
                             Denver, Colorado 80237


                                 PROXY STATEMENT
                              DATED OCTOBER 2, 2000

                         ANNUAL MEETING OF SHAREHOLDERS
                         TO BE HELD ON OCTOBER 25, 2000

                                     GENERAL
                                     -------

     This Proxy Statement is being furnished to the shareholders of GETGO MAIL.COM INC., a British Virgin Islands corporation (the "Company"), in connection with the solicitation of proxies by the Board of Directors of the Company (the "Board of Directors") from holders (the "Shareholders") of outstanding shares of common stock, $0.0001 par value, of the Company (the "Common Stock"), for use at the Annual Meeting of the Shareholders to be held at 10:00 a.m., local time, on October 25, 2000, at The Embassy Suites Hotel, 1881 Curtis Street, Denver, Colorado 80202, and any adjournments or postponements thereof (the "Annual Meeting"). This Proxy Statement, Notice of Annual Meeting of Shareholders, and the accompanying Proxy Card are first being mailed to shareholders on or about October 3, 2000.

                       VOTING SECURITIES AND VOTE REQUIRED
                       -----------------------------------

     Only Shareholders of record at the close of business on September 22, 2000 (the "Record Date") are entitled to notice of and to vote the shares of Common Stock of the Company held by them on such date at the Meeting or any and all adjournments thereof. As of the Record Date, 11,211,718 shares of Common Stock were outstanding, of which 9,890,918 shares were entitled to vote. There was no other class of voting securities outstanding at that date.

     Each share of Common Stock held by a Shareholder entitles such Shareholder to one vote on each matter that is voted upon at the Meeting or any adjournments thereof.

     The presence, in person or by proxy, of the holders of one-half of the outstanding shares of Common Stock is necessary to constitute a quorum at the Meeting. Assuming that a quorum is present, the affirmative vote of the holders of a majority of the shares of Common Stock represented at the Meeting in person or by proxy and entitled to vote will be required to approve each proposal to be considered at the Meeting and to adopt the resolutions of the Shareholders corresponding to each proposal.

     Abstentions and broker "non-votes" will be counted toward determining the presence of a quorum for the transaction of business; however, abstentions will have the effect of a negative vote on the proposals being submitted. Abstentions may be specified on all proposals. A broker "non-vote" will have no effect on the outcome of any of the proposals.

     If the accompanying proxy is properly signed and returned to the Company and not revoked, it will be voted in accordance with the instructions contained therein. Unless contrary instructions are given, the persons designated as proxy holders in the accompanying Proxy will vote "FOR" each proposal to be considered by the Shareholders at the Meeting or, if no such recommendation is given, in their own discretion. The Company's executive officers and directors and Edward Ting and his affiliates have advised the Company that they intend to vote their shares (including those shares over which they hold voting power), representing approximately 39.74% of the outstanding shares of Common Stock, in favor of each of the proposals above. Each Proxy granted by a Shareholder may be revoked by such Shareholder at any time thereafter by writing to the Secretary of the Company prior to the Meeting, or by execution and delivery of a subsequent Proxy or by attendance and voting in person at the Meeting, except as to any matter or matters upon which, prior to such revocation, a vote shall have been cast pursuant to the authority conferred by such Proxy.

     The cost of soliciting these Proxies, consisting of the printing, handling, and mailing of the Proxy and related material, and the actual expense incurred by brokerage houses, custodians, nominees, and fiduciaries in forwarding proxy materials to the beneficial owners of the shares of Common Stock, will be paid by the Company.

     In order to assure there is a quorum, it may be necessary for certain officers, directors, regular employees, and other representatives of the Company to solicit Proxies by telephone or telegraph or in person. These persons will receive no extra compensation for their services.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                              OWNERS AND MANAGEMENT
                    ----------------------------------------


     The following table sets forth, as of July 31, 2000, the beneficial ownership of the Company's Common Stock by each executive officer, director, and person known by the Company to own beneficially more than 5% of the Common Stock of the Company outstanding as of such date and by the officers and directors of the Company as a group. The figures have been adjusted to reflect the issuance of 333,000 shares of the Company's Common Stock to Kevin Fallon, which had not been issued as of July 31, 2000. Except as otherwise indicated, all shares are owned directly.

        Identity of                           Shares             Percent of
     persons or groups                  Beneficially Owned         Class
     -----------------                  ------------------         -----
     Edward Ting                         3,713,872(1), (7)        34.50 %
     Judah Klausner                        800,462                 7.83 %
     Derrin R. Smith                       100,000(2)              0.97 %
     Chris F. Mendrop                      445,000(3)              4.27 %
     Kevin Fallon                          393,000(4)              3.82 %
     Henry F. Schlueter                    399,000(5)              3.77 %
     Fred Ko                                51,112(6)              0.50 %
     Clement Cheung                        748,663(7)              7.30 %
     Officers and directors
       as a group (6 persons)            2,136,775(8)             19.48 %

---------------

(1) Of these shares, 826,250 shares are owned outright by Edward Ting, a principal shareholder and former officer and director of the Company, 911,250 shares are owned by David Nominees for the benefit of Edward Ting, 305,000 shares are owned by Mr. Ting's wife Viola Ting, and 1,131,372 shares are owned by three entities for which Mr. Ting may be deemed to be a beneficial owner. Also includes options to acquire 540,000 shares of the Company's common stock that are immediately exercisable. See "Change in Control" below for information with respect to 2,903,872 shares that are subject to a voting trust agreement and 2,613,872 shares that are the subject of an option.

(2) Includes options to acquire 100,000 shares of the Company's common stock that are immediately exercisable. Does not include options to acquire 2,000,000 shares of the Company's common stock that are not immediately exercisable and that will vest on a 250,000 share per quarter basis beginning on December 31, 2000. See "Change in Control" below for information with respect 2,903,872 shares that are subject to a voting trust agreement and 2,613,872 shares that are the subject of an option and are listed above as beneficially owned by Edward Ting and his affiliates.

(3) Includes 260,000 shares owned by Blake Street Securities LLC ("BSS"). Mr. Mendrop is a principal owner of the entity that controls BSS. Also includes options to acquire 185,000 shares of the Company's common stock that are immediately exercisable. See "Change in Control" below for information with respect to 2,903,872 shares that are subject to a voting trust agreement and 2,613,872 shares that are the subject of an option and are listed above as beneficially owned by Edward Ting and his affiliates.

(4) Includes 343,000 shares owned directly by Mr. Fallon, and options to acquire 50,000 shares of the Company's common stock that are immediately exercisable.

(5) Includes 49,000 shares owned directly by Mr. Schlueter, and options to acquire 350,000 shares of the Company's common stock that are immediately exercisable. See "Change in Control" below for information with respect to 2,903,872 shares that are subject to a voting trust agreement and 2,613,872 shares that are the subject of an option and are listed above as beneficially owned by Edward Ting and his affiliates.

(6) Includes 21,112 shares owned directly by Mr. Ko, and options to acquire 30,000 shares of the Company's common stock that are immediately exercisable. Does not include options to acquire 90,000 shares of the Company's common stock that are not immediately exercisable and that will vest one-third each year beginning on December 31, 2000.

(7) Includes 53,500 shares owned directly by Mr. Cheung, and 665,163 shares owned by entities that Mr. Cheung controls with Edward Ting. The 665,163 shares have been included in both Mr. Ting's and Mr. Cheung's beneficial ownership. Also includes options to acquire 30,000 shares of the Company's common stock that are immediately exercisable. Does not include options to acquire 90,000 shares of the Company's common stock that are not immediately exercisable and that will vest one-third each year beginning on December 31, 2000.

(8) Includes 665,163 shares owned by entities that Mr. Cheung controls with Mr. Ting. The 665,163 shares have been included in Mr. Cheung's beneficial ownership for purposes of this calculation.

CHANGE IN CONTROL AND LOCK-UP

     Effective as of August 22, 2000, Edward Ting and certain of his affiliates entered into a voting trust agreement with Derrin R. Smith, Chris Mendrop and Henry F. Schlueter. Pursuant to the terms of the voting trust agreement Edward Ting and certain of his affiliates agreed to transfer 2,903,872 of the shares under their control to the voting trust for a period of five years. Messrs. Smith, Mendrop and Schlueter are the trustees of the voting trust and as such will exercise full voting rights with respect to these shares. As a result, Messrs. Smith, Mendrop and Schlueter will have voting control over approximately 29.35% of the Company's common stock through the voting trust, and a change in control of the Company has occurred. In addition, Edward Ting and certain of his affiliates granted Messrs. Smith, Mendrop and Schlueter options to purchase 2,613,872 shares of the Company's common stock for a five-year period at 80% of the average closing price of the common stock for the 30 days preceding the exercise date per share. Further, Mr. Ting and certain of his affiliates have entered into an agreement under which they have agreed to "lock-up" 2,903,572 shares of the Company's common stock for a twenty-four month period. Under the lock-up, Mr. Ting and certain of his affiliates have agreed that they will not sell, pledge, hypothecate, or otherwise dispose of the shares that are the subject of the lock-up without the written consent of both Chris Mendrop and Derrin Smith.

                                BOARD COMMITTEES

     On March 2, 1998, the Board of Directors appointed, and has since maintained, an Independent Audit Committee of the Company. The Committee was established to (i) review and approve the scope of audit procedures employed by the Company's independent auditors; (ii) review and approve the audit reports rendered by the Company's independent auditors; (iii) approve the audit fee charged by the independent auditors; (iv) report to the Board of Directors with respect to such matters; (v) recommend the selection of independent auditors; and (vi) discharge such other responsibilities as may be delegated to it from time to time by the Board and to discharge such other responsibilities as may be delegated to it from time to time by the Board of Directors. Chris G. Mendrop, an independent director of the Company, has served as a member of the Independent Audit Committee from the date of its inception to the present. James Tsze Leung Mak, an independent director of the Company, also served as a member of the Independent Audit Committee from the date of its inception until his resignation as a director earlier this year. Effective July 19, 2000, Kevin Fallon was appointed a director of the Company to fill the vacancy created by Mr. Mak's resignation as a director. Also effective July 19, 2000, Mr. Fallon was designated an independent director of the Company and appointed a member of the Independent Audit Committee to fill the vacancy created on that Committee by the resignation of Mr. Mak.

                     COMPENSATION OF OFFICERS AND DIRECTORS

     The following table sets forth certain information as to each of the Company's executive officers and directors whose cash compensation exceeded $60,000 and for all executive officers as a group for the year ended December 31, 1999:

                                                         Cash         Non-Cash
Name of Individual     Capacities in Which Served    Compensation   Compensation
------------------     --------------------------    ------------   ------------

Edward Y.F. Ting       Director(1)                     $139,000       $23,441(2)

Clement W. K. Cheung   Secretary, Treasurer
                       and Director                     $52,500       $20,000(3)

All directors and
officers as a group
(4 persons)                                            $191,500       $43,441

---------------------

(1) Mr. Ting served as the President, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Chairman of the Board of Directors during the entire fiscal year ended December 31, 1999. Mr. Ting subsequently resigned from those positions as of July 4, 2000.

(2)  Reflects the value of housing provided to Mr. Ting during fiscal 1999.

(3)  Reflects the value of housing provided to Mr. Cheung during fiscal 1999.

     In 1996, the Company instituted a defined contribution retirement plan which covers the employees of Bothgreat and EPL located in Hong Kong. The plan provides for annual contributions by the Company of 5% of eligible compensation of employees based on length of service. The Company and its subsidiaries set aside $20,666 pursuant to the plan for the fiscal year ended December 31, 1999, and $26,037 pursuant to the plan for the fiscal year ended December 31, 1998.

     As of August 1999, the Company terminated its defined contribution plan and distributed all its assets to eligible employees.

EMPLOYMENT AGREEMENT

     On July 4, 2000, the Company entered into an employment agreement with Derrin R. Smith. Under the terms of that employment agreement Dr. Smith will be employed as the Company's President and Chief Executive Officer until October 1, 2002, subject to certain conditions for earlier termination. The Agreement provides for a salary of $10,000 per month until additional capital has been infused into the Company at which time Dr. Smith's salary will increase to $300,000 per year. The Agreement also contains a grant of options to acquire up to 2,100,000 shares subject to certain vesting provisions, as more fully described below under "Compensation Pursuant to Options to Purchase Common Stock."

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


                        COMPENSATION PURSUANT TO OPTIONS
                            TO PURCHASE COMMON STOCK

     The Company has granted options to employees and various individuals. A description of the options granted by the Company is as follows:

     In August 1999, the Company granted to various employees and individuals options to purchase 588,500 shares of common stock of the Company. These options vest and expire over a four-year period. Twenty-five percent of the options vest and become exercisable September 1, 1999 at an exercise price of $1.00 per share and expire on December 31, 2000. Twenty-five percent of the options vest and become exercisable January 1, 2001, at an exercise price of $1.30 per share and expire on December 31, 2001. Twenty-five percent of the options vest and become exercisable January 1, 2002, at an exercise price of $1.65 per share and expire on December 31, 2002. The final twenty-five percent of the options vest and become exercisable January 1, 2003, at an exercise price of $2.00 per share and expire on December 31, 2003. Edward Ting received 160,000 of the options, Fred Ko received 120,000 of the options, and Clement Cheung received 120,000 of the options. The right to acquire these shares is cumulative and may not be assigned. These options expire upon termination of employment with the Company.

     In September 1999, the Board of Directors granted Edward Ting an option to purchase 400,000 shares of the Company's common stock. The options expire September 20, 2009, and are exercisable at $1.25 per share.

     In November 1999, the Board of Directors granted Edward Ting an option to purchase 100,000 shares of the Company's common stock. The options expire November 9, 2009, and are exercisable at $1.75 per share.

     In November 1999, the Board of Directors granted Chris Mendrop an option to purchase 50,000 shares of the Company's common stock. The options expire November 10, 2004, and are exercisable at $2.00 per share. On October 15, 1999, Chris Mendrop was granted an option to purchase 10,000 shares of the Company's common stock under the Company's Non-Employee Directors' Stock Option Plan. The options expire on October 14, 2009, and are exercisable at $2.125 per share.

     In connection with a private placement of the Company's common stock in November 1999, the Board of Directors agreed to grant an option to purchase 50,000 shares of the Company's common stock to designees of Blake Street Securities, LLC, the placement agent for the Company's recent private placement of its securities. The options will expire ten years from the date of grant and will be exercisable at $.50 per share. The Board of Directors has also granted Chris Mendrop and John Callea options to each purchase 75,000 shares of the Company's common stock. These options expire August 11, 2009, and are exercisable at $.50 per share. Mr. Mendrop is a director of the Company and both Mr. Mendrop and Mr. Callea are principals of Blake Street Securities, LLC.

     The Board of Directors has issued 50,000 shares of the Company's common stock to Henry F. Schlueter and has also granted Mr. Schlueter an option to purchase an additional 100,000 shares of the Company's common stock, in connection with his legal work for the Company. The options will expire on August 11, 2009, and will be exercisable at $.50 per share. In addition, the Company granted Mr. Schlueter an option to acquire an additional 200,000 shares of the Company's common stock on August 2, 2000, in connection with his representation of the Company. These options expire August 1, 2010, and are exercisable at $1.938 per share. In connection with Mr. Schlueter agreeing to serve on the Company's Board of Directors, the Company granted Mr. Schlueter an option to acquire 50,000 shares of the Company's common stock in August 2000 at $2.00 per share. These options expire five years from the date of issuance. Mr. Schlueter is counsel for the Company and a nominee for the Board of Directors.

     On February 14, 2000, the Board of Directors granted to a former consultant of the Company an option to purchase 62,500 shares of the Company's common stock at an exercise price of $1.00 per share. The option is exercisable for a period of two years.

     In July 2000, the Board of Directors granted Derrin Smith an option to purchase 100,000 shares of the Company's common stock. The options vest immediately and expire December 31, 2005, and are exercisable at $2.00 per share. Also in July 2000, the Board of Directors granted Mr. Smith an additional option to purchase 2,000,000 shares of the Company's common stock. These additional options vest as follows: 250,000 vest on December 31, 2000, and are exercisable at $2.00 per share; 250,000 vest on March 31, 2001, and are exercisable at $2.00 per share; 250,000 vest on June 30, 2001, and are exercisable at $3.00 per share; 250,000 vest on September 30, 2001, and are exercisable at $3.00 per share; 250,000 vest on December 31, 2001, and are exercisable at $4.00 per share; 250,000 vest on March 31, 2002, and are exercisable at $4.00 per share; 250,000 vest on June 30, 2002, and are exercisable at $5.00 per share; and 250,000 vest on September 30, 2002, and are exercisable at $5.00 per share. These options were granted to Mr. Smith in connection with his employment with the Company effective July 4, 2000.

     In connection with Mr. Fallon agreeing to serve on the Company's Board of Directors, the Company granted Mr. Fallon an option to acquire 50,000 shares of the Company's common stock in July 2000 at $2.00 per share. These options expire five years from the date of issuance.

                              CERTAIN TRANSACTIONS

     Since 1992, the Company has provided Edward Ting with a leased accommodation in Hong Kong for his use. This property, located on Broadcast Street in Hong Kong, consists of approximately 1,000 square feet, and the rental rate is approximately $2,000 per month. The property is leased on a monthly basis under an oral arrangement.

     Since October 1998, the Company has provided Clement Cheung with a leased accommodation in Hong Kong for his use at a monthly rental of approximately $1,600. The term of the lease is from October 1, 1998, to September 30, 2000.

     The Company leases a residential accommodation from Mr. Cheung that is located in Shenzhen City, China, at a monthly rent of approximately $2,821. The lease is renewable on an annual basis. Rental expense amounted to $33,846 in each of 1999, 1998, and 1997, respectively.

     Edward Ting advanced the Company, on an interest free basis, $164,143 in 1999, $134,991 in 1998, and $127,639 in 1997. At December 31, 1999, and 1998,
the Company owed Mr. Ting the amounts of $274,134 and $134,991, respectively. The loan advances have no fixed repayment terms.

     In August 1999, the Board of Directors granted stock bonuses to employees of the Company in an aggregate amount of 95,500 shares. Of those shares, Edward Ting received 10,000 shares, Clement Cheung received 13,500 shares, and Fred Ko received 13,500 shares.

     In March 1998, Bothgreat obtained a standby letter of credit for one of its suppliers from a bank. The letter of credit was collateralized by a security interest in a $500,000 deposit owned by Glas-Aire Industries Group Ltd. ("Glas-Aire"). At that time, Edward Ting was Chief Executive Officer, Chairman of the Board of Directors, and a principal shareholder of Glas-Aire, and Chris
G. Mendrop and Clement Cheung were directors of Glas-Aire. As consideration for Glas-Aire agreeing to provide the security for the letter of credit, the Company agreed as follows: (i) to issue to Glas-Aire a warrant exercisable for a period of five years from March 25, 1998 to purchase 250,000 shares of the Company's Common Stock at an exercise price of $1.00 per share during the first year, $1.10 per share during the second year, $1.20 per share during the third year, $1.50 per share during the fourth year and $1.75 per share during the fifth year; (ii) to pay Glas-Aire a fee in the amount of 1% of the collateral, or $5,000, payable in advance for the six month period beginning on the date the letter of credit was issued by the bank and an additional fee of 1%, also payable in advance, for the six-month period immediately following the initial six-month period, if the collateral continued to be utilized for the letter of credit, with the understanding that the collateral would be made available by Glas-Aire to collateralize the letter of credit for a period not to exceed one year; and (iii) the pledge to Glas-Aire by Mr. Ting of all shares of Glas-Aire common stock owned by him, his wife or under his control. The Company recognized expense of $75,000 in 1998 in respect of this warrant. In November 1998, the Company defaulted on the letter of credit and $250,000 of the collateral was seized, resulting in the Company being indebted to Glas-Aire in the amount of $250,000. In December 1998, Glas-Aire made a loan to the Company in the principal amount of $500,000, and $250,000 of the loan proceeds was used to repay Glas-Aire for the seized collateral for the letter of credit. This loan was evidenced by a promissory note, bore interest at the rate of 10% per annum, unless a default occurred in which case the interest rate would increase to 12%, and was payable on demand. The loan was secured by a first priority lien on 212,331 shares of Glas-Aire common stock owned by Mr. Ting and a second priority lien on the remaining 301,584 shares of Glas-Aire common stock owned by Mr. and Mrs. Ting which had previously been pledged to secure the letter of credit arrangement. In April 1999, Mr. Edward Ting purchased the promissory note from Glas-Aire in order to enable him to sell his Glas-Aire shares which were encumbered by the debt. In addition, Glas-Aire transferred the warrant to Mr. Ting. In November 1999, Mr. Ting exercised all of the warrants to purchase 250,000 shares of the Company at $1.10 per share which was settled by the reduction of the principal amount of the promissory note due to Mr. Ting by $275,000. The remaining promissory note balance of $225,000 was settled by the Company by issuing shares to Mr. Ting and by Mr. Ting's receiving the proceeds from the sale of an unincorporated business.

     In August 1999, the Company disposed of its entire investment in Flownet Irrigation Engineering Services Company to Bright Prospects Holdings Limited, a company beneficially owned by Mr. Edward Ting. At the time of this transaction, the obligation to Mr. Ting under the Glas-Aire promissory note was reduced by $225,000 based upon the following events:

o the $150,000 consideration for the sale of the Flownet assets to be received by the Company from Bright Prospects Holdings Limited was, instead, used to offset $150,000 of principal on the promissory note; and

o the Company converted $100,000 of debt due to Mr. Ting into equity and issued 200,000 shares of the Company's common stock to Mr. Ting as payment for the debt. A portion of this conversion, $75,000, was used to reduce the balance of the Glas-Aire promissory note due to Mr. Ting. The remaining $25,000 of debt converted to equity pertained to short term loans made to the Company by Mr. Ting.

     The Company currently has an oral agreement with Blake Street Group LLC ("Blake Street"), a limited liability corporation of which Chris G. Mendrop, a director of the Company, is a controlling member, pursuant to which Blake Street has agreed to assist the Company in the development of long-term strategic plans, including, but not limited to, the areas of management, marketing, and finance, and to perform certain other management consulting services for the Company. As compensation for these services, Blake Street is paid $1,000 per month.

     During 1999, there were no other material transactions, and none are presently proposed, to which the Company or any of its subsidiaries was or is to be a party, in which either (i) any director or officer of the Company, or (ii) any corporation or foreign corporation directly or indirectly owning or controlling the Company, or (iii) any relative or spouse of any of the foregoing, or any relative of such spouse, who has the same home as such person or who is a director or officer of any subsidiary of the Company had or is to have a direct or indirect material interest.

                                   PROPOSAL 1

                            ELECTION OF FOUR PERSONS
                      TO SERVE AS DIRECTORS OF THE COMPANY

     The Company's directors are elected annually to serve until the next Annual Meeting of Shareholders and thereafter until their successors shall have been elected and qualified. The number of directors presently authorized by the Articles of Association of the Company shall be not less than one (1) nor more than seven (7).

     Unless otherwise directed by shareholders, the proxy holder will vote all shares represented by proxies held by them for the election of the following nominees, all of whom are now members and constitute the Company's Board of Directors. The Company is advised that all nominees have indicated their availability and willingness to serve if elected. In the event that any nominee becomes unavailable or unable to serve as a director of the Company prior to the voting, the proxy holder will vote for a substitute nominee in the exercise of his best judgment.

INFORMATION CONCERNING NOMINEES

     DERRIN R. SMITH, PH.D. became the President, Chief Executive Officer, Chief Financial Officer, and a director and Chairman of the Board of the Company on July 4, 2000. Dr. Smith has over 17 years of experience developing and directing strategic high technology programs and enterprises. His background includes domestic and international (Asia, South America, and Middle East) activities for both government and the private sector. Prior to joining the Company, Dr. Smith operated his own private company, DRS Sciences, Inc. from 1992 to the present. DRS Sciences, Inc. is engaged primarily in providing consulting services in the design and development of computer software, the integration of such software with the hardware platforms utilized by his clients, and investment banking services for high technology ventures. In June 1998, Dr. Smith's company entered into an agreement with CeBourn Ltd., an investment banking firm specializing in telecommunications, software, and high technology, under which Dr. Smith served as CeBourn's chief economist. Dr. Smith devoted substantially full time to CeBourn Ltd. under this agreement from May 1998 to May 2000. Prior to commencing active operations of his own company, Dr. Smith was employed by M.I.T.R.E. Corporation in various capacities. Concurrently with the above positions, Dr. Smith provided consulting services to several companies.

     CHRIS G. MENDROP was appointed a director of the Company in March 1998. Mr. Mendrop is the Chief Executive Officer of Blake Street Group LLC, Blake Street Securities LLC and Blake Street Advisors LLC (collectively the "Blake Street Group"). He has served as the Chief Executive Officer of each of the companies included in the Blake Street Group since those companies were formed in January, March, and July 1998, respectively. From July 1992 until January 1998, Mr. Mendrop was Chief Executive Officer of Corporate Development Capital, Inc., an investment advisory and financial consulting firm located in Denver, Colorado. Mr. Mendrop holds a Masters of Business Administration degree in Finance from the University of Colorado.

     HENRY F. SCHLUETER is currently the Assistant Secretary of the Company and U.S. counsel to the Company. Since 1992, Mr. Schlueter has been the managing director of Schlueter & Associates, P.C., a law firm, practicing in the areas of securities, mergers and acquisitions, finance, and corporate law. From 1989 to 1991, prior to establishing Schlueter & Associates, P.C., Mr. Schlueter was a partner in the Denver, Colorado office of Kutak Rock (formerly Kutak, Rock &

Campbell), and from 1984 to 1989, he was a partner in the Denver office of Nelson & Harding. From 1978 to 1980 Mr. Schlueter was employed in the Division of Corporation Finance by the United States Securities and Exchange Commission ("SEC"). In July 1980, Mr. Schlueter left the SEC and entered private practice as an associate in the Denver office of Nelson & Harding. Mr. Schlueter is a member of the American Institute of Certified Public Accountants, the Colorado Society of CPA's, the Colorado and Denver Bar Associations, and the Wyoming State Bar. Mr. Schlueter received his Masters in Business Administration-Accounting from the University of Wyoming in 1977, and his law degree from the University of Wyoming College of Law in 1978.

     KEVIN FALLON led the quality assurance department for Charles Jacquin et Cie in Philadelphia in 1972. In 1975, he changed careers and joined Harowe Servo Controls as a Junior Engineer and worked in the design of guidance systems for robots and missiles. In 1976, he joined RCA Space Division as a Design Engineer until 1979, when he joined General Electric as a Sales Engineer for technology-based products. In 1982, he founded and became employed as President and Chief Executive Officer of the systems integration firm All Control Systems, Inc. ("ACS") in Westchester, Pennsylvania. During the early 1990's, he was instrumental in the creation two new entities, Prometa Consulting, a technology and business process engineering consulting firm, and Precision Dispensing, a product distribution firm. In December 1996, Fallon sold ACS and Prometa to Denver-based TAVA Technologies as part of a national roll-up and served as Chief Operating Officer and a director for TAVA until July 1999, when the TAVA management team sold the company to REAL Software, a global company headquartered in Belgium. Mr. Fallon continued in his position as COO until he resigned in March 2000 to pursue new entrepreneurial ventures. Mr. Fallon holds a Bachelor of Science degree in Electrical Engineering from Drexel University and a Master in Business Administration from the Wharton School of Business, University of Pennsylvania. He is a member of the Young Presidents Organization and sits on several fiduciary boards.

     No family relationship exists among any of the named directors and executive officers. Except as described herein, no arrangement or understanding exists between any such director or officer and any other persons pursuant to which any director or executive officer was elected as a director or executive officer of the Company.

Board Recommendation

     The Board recommends a vote FOR the election of each of the four nominees for directors of the Company.

                                   PROPOSAL 2

                 APPROVAL AND ADOPTION OF NAME CHANGE AMENDMENT
                            TO CHANGE NAME OF COMPANY

     To approve and adopt the Name Change Amendment to the Company's Memorandum of Association which would effect a change in the name of the Company to GETGO Inc.

     The form of the Name Change Amendment to the Memorandum of Association of the Company pursuant to which the name of the Company would be changed, and the resolutions to be adopted by the shareholders in connection therewith if the Name Change Amendment is approved by the Shareholders, are attached to this Proxy Statement as Exhibit A.

Purposes of the Proposed Name Change of the Company

     As a new course of business, in 1999 the Company acquired certain license rights under two patent license agreements (the "Patent License Agreements") with Visual Access Technologies, Inc. ("VAT"). These license agreements grant to the Company the right to develop, manufacture, use, and sell Getgo Mail(TM) Cards and enabling software for use by customers of providers of voice, email, data, and facsimile messaging services. Using the proprietary technology acquired under these license agreements, the Company intends to complete the development of and begin manufacturing a credit card-size device that permits a user to access voice data and store and retrieve the data from the device much as if it were in standard e-mail format. The Company believes that this technology will provide the user with substantially more convenience in retrieving voice-messaging data. The Company's new subsidiary, Getgo Mail USA Inc. is the entity that conducts operations for this new product. The Company has completed a working prototype of the Getgo Mail(TM) Card. The Company is in the process of completing development of the enabling software that will permit commercial use of the card.

     In July 2000, the Company announced a restructuring plan to be implemented by Dr. Derrin Smith. This plan is far reaching and extends beyond the area of unified messaging. The new focus required reorganization of GETGO executive and advisory teams (tasks which are well underway), additional capitalization and creating new core technology competencies that complement our business model. Part of the new capitalization plan includes subscription of a private equity fund, in which a GETGO subsidiary will act as General Partner. The Company's strategy for growth includes aggressive acquisitions as well as using newly embedded expertise to build from within. The Company expects that its first acquisitions will most clearly represent a broadband and convergence technology focus. From a User perspective, the convergence revolution boils down to three specific areas of interest: Information, Communications and Entertainment, which are the "I.C.E." verticals for the Company's new profit centers. Management believes that shortening the name of the Company to "GETGO Inc." is reflective of the new broader based focus of the Company. Further, now that the operations for the Getgo Mail(TM) Card are being conducted by the Company's new subsidiary, Getgo Mail USA Inc., rather than by the Company itself, the Board of Directors believes it to be in the best interests of the Company and its Shareholders for the name of the Company itself to be changed from GETGO MAIL.COM INC. to simply GETGO Inc. to indicate this change and to avoid confusion on the part of those who previously associated the name GETGO MAIL.COM with the Getgo Mail(TM) Card.

     Approval of the Name Change Amendment requires the affirmative vote of the holders of a majority of the outstanding shares of Common Stock entitled to notice of, and to vote at, the Annual Meeting. The Name Change Amendment would become effective as of the date and time it is filed with the Registrar of Companies in the British Virgin Islands, the domicile of the Company. Contingent upon the approval of the Shareholders of (i) the Name Change Amendment as described in this Proposal 2 and (ii) the authorization of the Board of Directors of the Company to effect the Name Change Amendment as described in Proposal 3, and contingent upon a determination by the Board of Directors that the effecting of the Name Change Amendment is in the best interests of the Company and its Shareholders, the filing will be made as soon as practicable following that determination by the Board of Directors.

     Unless otherwise directed by shareholders, the proxy holders will vote all shares represented by proxies held by them for the approval and adoption of a Name Change Amendment to the Company's Memorandum of Association which would effect a change in the name of the Company to GETGO Inc.

Board Recommendation

     The Board recommends a vote FOR the approval and adoption of the Name Change Amendment to the Company's Memorandum of Association which would effect a change in the name of the Company to GETGO Inc.

                                   PROPOSAL 3

                 AUTHORIZATION OF BOARD OF DIRECTORS TO EFFECT
                 NAME CHANGE AMENDMENT TO CHANGE NAME OF COMPANY

     To authorize the Board of Directors of the Company to effect the Name Change Amendment to the Memorandum of Association by which the name of the Company will be changed to GETGO Inc., contingent upon a determination by the Board of Directors that the effecting of the Amendment is in the best interests of the Company and its Shareholders.

Purposes of the Authorization of the Board to Effect Name Change of Company

     As described above under Proposal 2, the Board of Directors currently believes it to be in the best interests of the Company and its Shareholders for the Company to proceed with the change in the business of the Company and with the corresponding change in the Company's name to GETGO Inc. Management of the Company is not aware at this time of any information which might indicate that the proposed change in the business of the Company would not best serve the interests of the Company and its Shareholders. However, the Board of Directors believes it to be prudent to request of the Shareholders their authorization for the Board to effect the subject name change, thereby also delegating to the Board of Directors the option of not effecting the name change if the Board should receive information indicating that the interests of the Company and the Shareholders will not be best served by proceeding as indicated above.

     Approval of the authorization of the Board of Directors to effect the Name Change Amendment to the Memorandum of Association by which the name of the Company will be changed to GETGO Inc., contingent upon a determination by the Board of Directors that the effecting of the Amendment is in the best interests of the Company and its Shareholders. The Name Change Amendment requires the affirmative vote of the holders of a majority of the outstanding shares of Common Stock entitled to notice of, and to vote at, the Annual Meeting. The Name Change Amendment would become effective as of the date and time it is filed with the Registrar of Companies in the British Virgin Islands, the domicile of the Company. Contingent upon the approval of the Shareholders of (i) the Name Change Amendment as described in Proposal 2 and (ii) the authorization of the Board of Directors of the Company to effect the Name Change Amendment as described in this Proposal 3, and contingent upon a determination by the Board of Directors that the effecting of the Name Change Amendment is in the best interests of the Company and its Shareholders, the filing will be made as soon as practicable following that determination by the Board of Directors.

     Unless otherwise directed by shareholders, the proxy holders will vote all shares represented by proxies held by them to authorize the Board of Directors of the Company to effect the Name Change Amendment to the Memorandum of Association by which the name of the Company will be changed to GETGO Inc., contingent upon a determination by the Board of Directors that the effecting of the Amendment is in the best interests of the Company and its Shareholders.

Board Recommendation

     The Board recommends a vote FOR the authorization of the Board of Directors of the Company to effect the Name Change Amendment to the Memorandum of Association by which the name of the Company will be changed to GETGO Inc., contingent upon a determination by the Board of Directors that the effecting of the Amendment is in the best interests of the Company and its Shareholders.

                                   PROPOSAL 4

                           PROPOSED STOCK AMENDMENT TO
                   INCREASE AUTHORIZED SHARES OF COMMON STOCK
                           AND CREATE PREFERRED STOCK

     To approve and adopt the Stock Amendment to the Company's Memorandum of Association which would effect an increase in the number of authorized shares of Common Stock of the Company from 20,000,000 shares, $0.0001 par value, to 100,000,000 shares at $0.0001 par value, with no effect upon the already authorized, issued, and outstanding shares of Common Stock, and would create a new class of securities of the Company consisting of 5,000,000 authorized shares of Preferred Stock, $1.00 par value, that may issued in series from time to time by the Company's Board of Directors in their sole discretion without the approval of the Shareholders of the Company with such designations, powers, preferences, rights, qualifications, limitations, and restrictions as have not been fixed in the Company's Memorandum of Association.

     The form of the Stock Amendment to the Memorandum of Association is attached as Exhibit B, and reference is made to the attached Stock Amendment for the complete terms thereof.

Purposes of the Proposed Stock Amendment

     The Company's Memorandum of Association currently authorizes the issuance of 20,000,000 shares of Common Stock, $0.0001 value. As of September 22, 2000, 11,211,718 shares of Common Stock were issued and outstanding. The Stock Amendment will not affect the number of shares of Common Stock issued and outstanding but will affect only the total number of shares of Common Stock authorized for issuance by the Company. The Board of Directors believes that the approval and adoption of the Stock Amendment will increase acceptance of the Company's Common Stock by the financial community and the investing public and will, accordingly, enhance shareholder value.

     If approved by the Shareholders, the Stock Amendment to the Memorandum of Association will increase the Company's authorized capital stock from 20,000,000 shares of Common Stock to 100,000,000 shares of Common Stock, and will create a new class of securities of the Company consisting of 5,000,000 authorized shares of Preferred Stock, $1.00 par value, that may issued in series from time to time by the Company's Board of Directors in their sole discretion without the approval of the Shareholders of the Company with such designations, powers, preferences, rights, qualifications, limitations, and restrictions as have not been fixed in the Company's Memorandum of Association.

     Approval of the Stock Amendment requires the affirmative vote of the holders of a majority of the outstanding shares of Common Stock entitled to notice of, and to vote at, the Annual Meeting. If the Stock Amendment is approved by the Shareholders, it will become effective as of the date and time it is filed with the office of the Registrar of Companies in the British Virgin Islands, the domicile of the Company. The filing will be made as soon as practicable following the approval of the Stock Amendment by the Shareholders.

     Unless otherwise directed by shareholders, the proxy holders will vote all shares represented by proxies held by them to approve the Stock Amendment to the Company's Memorandum of Association which would effect an increase in the number of authorized shares of Common Stock of the Company from 20,000,000 shares, $0.0001 par value, to 100,000,000 shares $0.0001 par value, with no effect upon the already authorized, issued, and outstanding shares of Common Stock, and would create a new class of the securities of the Company consisting of 5,000,000 authorized shares of Preferred Stock, $1.00 par value, that may issued in series from time to time by the Company's Board of Directors in their sole discretion without the approval of the Shareholders of the Company with such designations, powers, preferences, rights, qualifications, limitations, and restrictions as have not been fixed in the Company's Memorandum of Association.

Board Recommendation

     The Board recommends a vote FOR the adoption of the Stock Amendment to the Company's Memorandum of Association to increase the authorized shares of Common Stock of the Company from 20,000,000 shares to 100,000,000 shares and to create a new class of the securities of the Company consisting of 5,000,000 authorized shares of Preferred Stock, $1.00 par value, that may issued in series from time to time by the Company's Board of Directors in their sole discretion without the approval of the Shareholders of the Company with such designations, powers, preferences, rights, qualifications, limitations, and restrictions as have not been fixed in the Company's Memorandum of Association, with each of the Resolutions with respect thereto set forth in Exhibit B hereto.

                                   PROPOSAL 5

                       PROPOSED QUORUM AMENDMENT TO CHANGE
                 QUORUM REQUIREMENT FOR MEETINGS OF SHAREHOLDERS

     To approve and adopt an amendment (the "Quorum Amendment") to the Company's Articles of Association which would effect a decrease in the quorum requirement for business to be conducted at any meeting of the Shareholders from one-half to one-third of the total shares of each class or series entitled to vote as a class or series and the same proportion of the votes of the remaining shares entitled to vote thereon.

     The form of the Quorum Amendment to the Articles of Association of the Company pursuant to which the quorum requirements of the Company would be changed, and the resolutions to be adopted by the shareholders in connection therewith if the Quorum Amendment is approved by the Shareholders, are attached to this Proxy Statement as Exhibit C. The Quorum Amendment would become effective as of the date and time it is filed with the Registrar of Companies in the British Virgin Islands, the domicile of the Company. The filing will be made as soon as practicable following the approval of the Quorum Amendment by the Shareholders.

Purposes of the Authorization of the Board to Change Quorum Requirement

     At its inception in March 1988, at which point the Company was a private corporation, the Company's quorum requirement for the conducting of business at any meeting of its Shareholders was set as the presence at that meeting, in person or by proxy, of at least one-half of the shares entitled to vote at that meeting. The customary quorum requirement for most publicly-traded corporations at their meetings of shareholders is one-third of the company's shares which are entitled to vote at any meeting. On occasion, due to Company's unusually high quorum requirement, the officers and/or directors of the Company have been required to vigorously solicit the submission of proxies immediately before the convening of Shareholders' meetings in order to meet the Company's minimum quorum requirement to conduct business at meetings of its Shareholders. The calling and holding of meetings of its Shareholders as required of publicly-traded companies is expensive for the Company and time-consuming for its management, and the inability of the Company to meet its current quorum requirement at any meeting of its Shareholders would result in the Company's needlessly incurring further expenses to adjourn the meeting and reconvene it at a later date when a quorum could be obtained. Accordingly, the Board of Directors believes it to be in the best interests of the Company to amend the Articles of Association of the Company to provide that the quorum required to conduct any meeting of its Shareholders shall be one-third, rather than one-half.

     Approval of the Quorum Amendment requires the affirmative vote of the holders of a majority of the outstanding shares of Common Stock entitled to notice of, and to vote at, the Annual Meeting. If the Quorum Amendment is approved by the Shareholders, it will become effective as of the date and time it is filed with the office of the Registrar of Companies in the British Virgin Islands, the domicile of the Company. The filing will be made as soon as practicable following the approval of the Quorum Amendment by the Shareholders.

     Unless otherwise directed by shareholders, the proxy holders will vote all shares represented by proxies held by them to approve the Quorum Amendment to the Company's Articles of Association which would effect a decrease in the quorum requirement for business to be conducted at any meeting of the Shareholders from one-half to one-third of the total shares of each class or series entitled to vote as a class or series and the same proportion of the votes of the remaining shares entitled to vote thereon.

Board Recommendation

     The Board recommends a vote FOR the Quorum Amendment which would effect a decrease in the quorum requirement for business to be conducted at any meeting of the Shareholders from one-half to one-third of the total shares of each class or series entitled to vote as a class or series and the same proportion of the votes of the remaining shares entitled to vote thereon.

                                   PROPOSAL 6

                            APPROVAL AND ADOPTION OF
                           INCENTIVE STOCK OPTION PLAN

     To approve and adopt an Incentive Stock Option Plan of the Company pursuant to which options to purchase Common Stock may be granted to certain personnel of the Company.

     The form of proposed Incentive Stock Option Plan (the "ISOP") is attached hereto as Exhibit D. The summary below of the provisions of the ISOP is qualified in its entirety by express reference to the text of the ISOP attached as Exhibit D hereto.

Purposes of Approving and Adopting an Incentive Stock Option Plan

     The Board of Directors believes that it is in the best interests of the Company to adopt an ISOP which provides for the granting to members of management and employees of the Company of incentive stock options (within the meaning of Section 422 of the Internal Revenue Code) to purchase an aggregate of not more than 2,500,000 shares of the Common Stock for the purpose of providing members of management and employees of the Company with a more direct stake in the future of the Company and to encourage them to remain with the Company. The following summary of the provisions of the ISOP is qualified in its entirety by express reference to the text of the ISOP. Terms not otherwise defined in this summary shall have the meaning given to them in the text of the ISOP.

     Eligible Employees and Reservation of Stock. All officers and employees of the Company shall be eligible to participate in the ISOP. The Board shall reserve five million (5,000,000) of the authorized but unissued shares of the Common Stock for issuance upon the exercise of the options. Such number of shares shall be the aggregate number of shares which may be issued under options granted pursuant to the ISOP.

     Administration. The ISOP shall be administered by a compensation committee of the Board or any committee of the Board performing similar functions, as appointed from time to time by the Board (the "Committee"). The Committee shall administer the ISOP and shall have discretionary authority to (a) determine the persons to whom options shall be granted, (b) determine the quantity of shares to be included in each option, (c) interpret the ISOP, and (d) promulgate such rules and regulations under the ISOP as they may deem necessary and proper. Decisions made by the Committee within their discretionary authority shall be final and conclusive as to all parties and shall not be subject to review.

     Options, Grants, Term and Exercise. Upon the terms and conditions set forth in the ISOP, the Committee may grant on behalf of the Company options to purchase shares of Common Stock to eligible employees ("Optionees"). The exercise price of each option shall be not less than the fair market value of the Common Stock on the date of grant; provided, however, that if the amount of stock owned by the Optionee is more than ten percent (10%) of the total combined voting power of all classes of capital stock of the Company as of the date of grant, the exercise price of each such option shall be not less than one hundred ten percent (110%) of the fair market value of the Common Stock on the date of grant. Fair market value for purposes of the ISOP shall be defined as the closing bid price on the date of grant, or if there was no trading on the date of grant, then the closing bid price on the last trading date prior to the date of grant, or, if none, then the price of the last sale of stock, or as determined by the Committee.

     The term of an option shall be for a period of no more than ten (10) years from the date of grant of such option, provided, however, that if the amount of stock owned by the Optionee is more than ten percent (10%) of the total combined voting power of all classes of capital stock of the Company as of the date of grant, the term of an Option shall be for a period of no more than five (5) years from the date of grant of such Option.

     An Option shall be exercisable in whole or in part by written notice delivered to and received by the Secretary of the Company at its principal office, any time during the term of the option. In no case, however, may an option under this ISOP be exercised if there remains on the date of exercise an incentive stock option which was granted before the granting of such option to such Optionee to purchase stock in the Company or in a corporation which (at the time of the granting of such option) is a parent or subsidiary corporation of the Company, or in a predecessor corporation of any such corporations.

     The notice shall among other things state the number of shares with respect to which the option is being exercised, and shall be signed by the Optionee. The option price shall be paid in cash, cash equivalents, or secured notes acceptable to the Committee, by arrangement with a broker which is acceptable to the Committee where payment of the option price is made pursuant to an irrevocable direction to the broker to deliver all or part of the proceeds from the sale of the option shares to the Company, by the surrender of shares of common stock owned by the Optionee exercising the option and having a fair market value on the date of exercise equal to the option price, or by the surrender of options to purchase Common Stock having a fair market value on the date of exercise equal to the option price or in any combination of the foregoing.

     In the event the Company or the shareholders of the Company enter into an agreement to dispose of all or substantially all of the assets or stock of the Company by means of a sale, reorganization or liquidation, or otherwise, an option shall become immediately exercisable with respect to the full number of shares subject to that option, during the period commencing as of the date of such agreement and ending when the disposition of assets or stock contemplated by the agreement is consummated or the agreement is terminated. The Company shall seek to notify Optionees in writing of any event which may constitute such sale, reorganization, liquidation, or otherwise.

     The option shall not be exercised at any time when its exercise, or the delivery of shares referred to in the notice, would, in the opinion of the Company, constitute the violation of any law, governmental regulation, or ruling. During the Optionee's lifetime, the option shall be exercisable only by the Optionee or, in the event of the Optionee's incapacity, by his guardian or other legal representative.

     The exercise price of all incentive stock options granted under the ISOP must be equal to the fair market value of such shares on the date of grant as determined by the Committee, based on guidelines set forth in the ISOP. The exercise price may be paid in cash or (if the ISOP shall meet the requirements of rules adopted under the Securities Exchange Act of 1934) in Common Stock or a combination of cash and Common Stock. The term of each option and the manner in which it may be exercised will be determined by the Committee, subject to the requirement that no option may be exercisable more than 10 years after the date of grant. With respect to an incentive stock option granted to a participant who owns more than 10% of the voting rights of the Company's outstanding capital stock on the date of grant, the exercise price of the option must be at least equal to 110% of the fair market value on the date of grant and the option may not be exercisable more than five years after the date of grant.

     Options not Transferable. No option may be assigned or transferred other than by will or under the laws of descent and distribution, and no option shall be pledged or otherwise encumbered or subject to execution, attachment, or similar legal process. In the event of the death of an Optionee, his option may be exercised during its term by the person designated in the will of the Optionee, or, if no testamentary disposition was made, by the legal representative of the Optionee, within one (1) year following his death; provided, however, such option shall only be exercisable if it was exercisable according to the terms hereof on the date of the Optionee's death. Any attempted assignment, transfer, pledge, hypothecation, or other disposition of the option contrary to the provisions of this Agreement, or the levy of any execution, attachment, or similar process upon the option, shall void the option.

Certain Federal Income Tax Consequences

     The following summary generally describes the principal federal (and not state and local) income tax consequences of options granted under the ISOP. It is general in nature and is not intended to cover all tax consequences that may apply to an ISOP participant or to the Company. The provisions of the Code and the regulations thereunder relating to these matters ("Treasury Regulations") are complex, and their impact in any case may depend upon the particular circumstances. Each holder of an option under the ISOP should consult the holder's own accountant, legal counsel or other financial advisor regarding the tax consequences of participation in the ISOP. This discussion is based on the Code as currently in effect.

     If an option under the ISOP is granted to a participant in accordance with the terms of the ISOP, no income will be recognized by such participant at the time the option is granted.

     Generally, on exercise of a non-statutory option, the amount by which the fair market value of the shares of the Common Stock on the date of exercise exceeds the purchase price of such shares will be taxable to the participant as ordinary income, and, in the case of any employee, the Company will be required to withhold tax on the amount of income recognized by the employee upon exercise of a non-statutory option. Such amount will be deductible for tax purposes by the Company in the year in which the participant recognizes the ordinary income. The disposition of shares acquired upon exercise of a non-statutory option will result in capital gain or loss (long-term or short-term depending on the applicable holding period) in an amount equal to the difference between the amount realized on such disposition and the sum of the purchase price and the amount of ordinary income recognized in connection with the exercise of the non-statutory option.

     Generally, on exercise of an option granted under the ISOP, an employee will not recognize any income and the Company will not be entitled to a deduction for tax purposes. However, the difference between the purchase price and the fair market value of the shares of Common Stock received ("ISO shares") on the date of exercise will be treated as a positive adjustment in determining alternative minimum taxable income, which may subject the employee to the alternative minimum tax ("AMT"). Upon the disposition of the ISO shares, the employee will recognize long-term or short-term capital gain or loss (depending on the applicable holding period) in an amount equal to the difference between the amount realized on such disposition and the purchase price of such shares. Generally, however, if the employee disposes of the ISO shares within two years after the date of option grant or within one year after the date of option exercise (a "disqualifying disposition"), the employee will recognize ordinary income, and the Company will be entitled to a deduction for tax purposes for the taxable year in which the disqualifying disposition occurs, in the amount of the excess of the fair market value of the shares on the date of exercise over the purchase price (or, if less, the amount of the gain on sale). Any excess of the amount realized by the holder on the disqualifying disposition over the fair market value of the shares on the date of exercise of the ISO will ordinarily constitute capital gain. If an option is exercised through the use of Common Stock previously owned by the employee, such exercise generally will not be considered a taxable disposition of the previously owned shares and, thus, no gain or loss will be recognized with respect to such shares upon such exercise. However, proposed Treasury Regulations would provide that, if the previously owned shares are ISO shares and the holding period requirement for those shares was not satisfied at the time they were used to exercise an option, such use would constitute a disqualifying disposition of such previously owned ISO shares, resulting in the recognition of ordinary income (but not any additional capital gain) in the amount described above. If an otherwise qualifying ISO first becomes executable in any one year for shares having a fair market value, determined as of the date of the grant, in excess of $100,000, the portion of the option in respect of such excess shares will be treated as a non-statutory option.

     As of the date of this Proxy Statement, no options have been granted under the ISOP.

     Approval of the ISOP requires the affirmative vote of the holders of a majority of the outstanding shares of Common Stock entitled to notice of, and to vote at, the Annual Meeting. If the ISOP is approved by the Shareholders, it will become effective as of October 25, 2000, the date of this Annual Meeting.

     Unless otherwise directed by shareholders, the proxy holders will vote all shares represented by proxies held by them to approve the ISOP.

Board Recommendation

     The Board recommends a vote FOR the adoption of the ISOP.

                                   PROPOSAL 7

                          RATIFICATION OF SELECTION OF
                     DELOITTE TOUCHE TOHMATSU AS INDEPENDENT
                          PUBLIC ACCOUNTANTS OF COMPANY

     The Board of Directors has selected Deloitte Touche Tohmatsu as independent public accountants of the Company for the fiscal year ending December 31, 2000, and has further directed that the Company submit the selection of independent public accountants for ratification by shareholders at the Annual Meeting of Shareholders.

     Unless otherwise directed by shareholders, the proxy holders will vote all shares represented by proxies held by them to ratify the selection of Deloitte Touche Tohmatsu as independent public accountants of the Company for the fiscal year ending December 31, 2000.

Board Recommendation

     The Board recommends a vote FOR the ratification of the selection of Deloitte Touche Tohmatsu as independent public accountants of the Company for the fiscal year ending December 31, 2000.

                                     GENERAL

Other Matters

     The Board of Directors does not know of any matters that are to be presented at the Annual Meeting of Shareholders other than those stated in the Notice of Annual Meeting and referred to in this Proxy Statement. If any other matters should properly come before the Meeting, it is intended that the proxies in the accompanying form will be voted as the persons named therein may determine in their discretion.

                                            By Order of the Board of Directors

                                            /s/ Derrin R. Smith
                                            ----------------------------------
                                            Chairman of the Board

                                    EXHIBIT A
                                    ---------

                            THE NAME CHANGE AMENDMENT
                            -------------------------


                   INTERNATIONAL BUSINESS COMPANIES ACT, 1984
                                  (as amended)



                                  Section 16(2)

            Notice of Amendment of Memorandum/Articles of Association
            ---------------------------------------------------------



To: The Registrar of Companies


RE: GETGO MAIL.COM INC.


IBC NO. 5557


     We, HWR SERVICES LIMITED of Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands, registered agent of the above Company, hereby certify that the document annexed hereto is a true copy of the Resolutions of the Members adopted on the 25th day of October, 2000, amending the Memorandum of Association of the above Company.



Dated this ______ day of _________________, 2000.


HWR SERVICES LIMITED


Sgd:


Our Ref. No. ____________

________________________________________________________________________________
For official use

                               GETGO MAIL.COM INC.


                     CERTIFIED TRUE COPY OF THE RESOLUTIONS
                      ADOPTED BY THE MEMBERS OF THE COMPANY
                               ON OCTOBER 25, 2000
                               ------------------


1. RESOLVED, that subject to the approval of the Registrar of Companies in the British Virgin Islands, the Memorandum of Association of the Company be amended to change the name of the Company from GETGO MAIL.COM INC. to GETGO Inc.

2. FURTHER RESOLVED, that the registered agent of the Company be and hereby is authorized to register a copy of the foregoing resolutions with the Registrar of Companies in the British Virgin Islands.

                                    EXHIBIT B
                                    ---------

                                 STOCK AMENDMENT
                                 ---------------

                   INTERNATIONAL BUSINESS COMPANIES ACT, 1984
                                  (as amended)


                                  Section 16(2)

            Notice of Amendment of Memorandum/Articles of Association
            ---------------------------------------------------------


To: The Registrar of Companies


RE: GETGO MAIL.COM INC.


IBC NO. 5557


     We, HWR SERVICES LIMITED of Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands, registered agent of the above Company, hereby certify that the document annexed hereto is a true copy of the Resolutions of the Members adopted on the 25th day of October, 2000, amending the Memorandum of Association of the above Company.



Dated this ______ day of _________________, 2000.


HWR SERVICES LIMITED



Sgd:


Our Ref. No. ______________

________________________________________________________________________________
For official use

                               GETGO MAIL.COM INC.


                     CERTIFIED TRUE COPY OF THE RESOLUTIONS
                      ADOPTED BY THE MEMBERS OF THE COMPANY
                               ON OCTOBER 25, 2000
                               ------------------




1. RESOLVED, that subject to the approval of the Registrar of Companies in the British Virgin Islands, the Memorandum of Association of the Company be amended by deleting clauses 8 and 9 and substituting therefor the following new clauses 8 and 9:

     "8. The Company shall have an authorized capital of U.S.$5,010,000 divided into 100,000,000 shares of common stock with a par value of U.S.$0.0001 per share, and 5,000,000 shares of preferred stock with a par value of U.S.$1.00 per share.

     9. The Company shall have two classes of shares comprising 100,000,000 shares of common stock, U.S.$0.0001 par value, and 5,000,000 shares of preferred stock, U.S.$1.00 par value.

               The designations, powers, preferences, rights, qualifications, limitations and restrictions of the shares of each class of stock are as follows:

                                      PREFERRED STOCK

               The Preferred Stock may be issued from time to time by the Board of Directors in their sole discretion without the approval of the members in one or more series. The description of shares of each series of Preferred Stock, including designations, powers, preferences, rights, qualifications, limitations, restrictions, conversion and other rights, voting powers, limitations as to distributions, qualifications, and terms and conditions of redemption shall be as fixed in resolutions adopted by the Board of Directors and filed with the Registrar of Companies as required by law from time to time prior to the issuance of any shares of such series.

               The Board of Directors is expressly authorized, prior to issuances, by adopting resolutions providing for the issuances of, or providing for a change in the number of, shares of any particular series of Preferred Stock and, if and to the extent from time to time required by law, by filing Amendments to the Memorandum of Association to state the terms of each series of Preferred Shares or change the number of shares to be included in each series of Preferred Stock and to set or change in any one or more respect the designations, powers, preferences, rights, qualifications, limitations, restrictions, conversion and other rights, voting powers, limitations as to distributions, qualifications, and terms and conditions of redemption relating to the shares of each such series. Notwithstanding the foregoing, the Board of Directors shall not be authorized to change the right of the Common Stock of the Company to vote one vote per share on all matters submitted for stockholder action. The authority of the Board of Directors with respect to each series of Preferred Stock shall include, but not be limited to, setting or changing the following:

               (a) the distinctive serial designation of such series and the number of shares constituting such series (provided that the aggregate number of shares constituting all series of Preferred Stock shall not exceed 5,000,000);

               (b) the annual distribution rate on shares of such series, whether distributions shall be cumulative and, if so, from which date or dates;

               (c) whether the shares of such series shall be redeemable and, if so, the terms and conditions of such redemption, including the date or dates upon and after which such shares shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

               (d) the obligation, if any, of the Company to redeem or repurchase shares of such series pursuant to a sinking fund;

               (e) whether shares of such series shall be convertible into, or exchangeable for, shares of stock of any other class or classes and, if so, the terms and conditions of such conversion or exchange, including the price or prices or the rate or rates of conversion or exchange and the terms of adjustment, if any;

               (f) whether the shares of such series shall have voting rights, in addition to the voting rights provided by law, and if so, the terms of such voting rights;

               (g) the rights of the shares of such series in the event of voluntary or involuntary liquidation, dissolution or winding-up of the Company; and

               (h) any other relative rights, powers, preferences, qualifications, limitations or restrictions thereof relating to such series which may authorized under the International Companies Business Ordinance.

               The shares of Preferred Stock of any one series shall be identical with each other in all respects except as to the dates from and after which dividends thereon shall cumulate, if cumulative.

                                       COMMON STOCK

               Subject to all of the rights of the Preferred Stock as expressly provided herein, by law or by the Board of Directors pursuant to this Clause, the Common Stock of the Company shall possess all such rights and privileges as are afforded to capital stock by applicable law in the absence of any express grant of rights or privileges in this Memorandum of Association including, but not limited to, the following rights and privileges:

               (a) distributions may be declared and paid or set apart for payment upon the Common Stock out of any assets or funds of the Company legally available for the payment of distributions;

               (b) the holders of Common Stock shall have the right to vote for the election of directors and on all other matters requiring stockholder action, each share being entitled to one vote; and

               (c) upon the voluntary or involuntary liquidation, dissolution or winding up of the Company, the net assets of the Company shall be distributed pro rata to the holders of the Common Stock in accordance with their respective rights and interests."

2. FURTHER RESOLVED, that the registered agent of the Company be and hereby is authorized to register a copy of the foregoing resolutions with the Registrar of Companies in the British Virgin Islands.

                                    EXHIBIT C
                                    ---------

                              THE QUORUM AMENDMENT
                              --------------------


                   INTERNATIONAL BUSINESS COMPANIES ACT, 1984
                                  (as amended)



                                 Section 16(2)

            Notice of Amendment of Memorandum/Articles of Association
            ---------------------------------------------------------


To: The Registrar of Companies


RE: GETGO MAIL.COM INC.


IBC NO. 5557


     We, HWR SERVICES LIMITED of Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands, registered agent of the above Company, hereby certify that the document annexed hereto is a true copy of the Resolutions of the Members adopted on the 25th day of October, 2000, amending the Articles of Association of the above Company.


Dated this ______ day of _________________, 2000.


HWR SERVICES LIMITED


Sgd:


Our Ref. No. ____________

________________________________________________________________________________
For official use

                              GETGO MAIL.COM INC.


                     CERTIFIED TRUE COPY OF THE RESOLUTIONS
                      ADOPTED BY THE MEMBERS OF THE COMPANY
                               ON OCTOBER 25, 2000
                               ------------------




1. RESOLVED, that subject to the approval of the Registrar of Companies in the British Virgin Islands, the Articles of Association of the Company be amended by deleting clause 34 and substituting therefor the following new clause 34:

     "34. No business shall be transacted at any meeting of members unless a quorum of members is present at the time when the meeting proceeds to business. A quorum shall consist of one or more members present in person or by proxy representing at least one-third of the votes of the shares of each class or series of shares entitled to vote as a class or series and the same proportion of the votes of the remaining shares entitled to vote thereon."

2. FURTHER RESOLVED, that the registered agent of the Company be and hereby is authorized to register a copy of the foregoing resolutions with the Registrar of Companies in the British Virgin Islands.

                                    EXHIBIT D
                                    ---------

                           THE ISOP ADOPTION PROPOSAL
                           --------------------------

     RESOLVED, that the Incentive Stock Option Plan in the form set forth hereinbelow be, and it hereby is, adopted as the Incentive Stock Option Plan of the Company:

                               GETGO MAIL.COM INC.

                           INCENTIVE STOCK OPTION PLAN

     1. Purpose of the Plan. The GETGO MAIL.COM INC. Incentive Stock Option Plan (the "Plan") is intended to provide additional incentive to key employees of GETGO MAIL.COM INC. (the "Company") and encourage their stock ownership.

     2. Eligible Employees. All officers and employees of the Company shall be eligible to participate in the Plan.

     3. Reservation of Option Stock. The Board of Directors of the Company (the "Board") shall reserve five million (5,000,000) of the authorized but unissued shares of the Company's common stock, $0.0001 par value (the "Common Stock"), for issuance upon the exercise of the options (the "Option Stock"). Such number of shares shall be the aggregate number of shares which may be issued under Options granted pursuant to this Plan.

     4. Administration and Operation of the Plan. The Plan shall be administered by a compensation committee of the Board or any committee of the Board performing similar functions, as appointed from time to time by the Board (the "Committee"). The Committee shall administer the Plan, and shall have discretionary authority to (a) determine the persons to whom Options shall be granted, (b) determine the quantity of shares to be included in each Option, (c) interpret the Plan, and (d) promulgate such rules and regulations under the Plan as they may deem necessary and proper. Decisions made by the Committee within their discretionary authority shall be final and conclusive as to all parties and shall not be subject to review.

     5. Options. Upon the terms and conditions hereinafter set forth, the Committee may grant on behalf of the Company options (the "Options" or, individually, an "Option") to purchase shares of Common Stock to eligible employees (the "Optionees" or, individually, the "Optionee"). The Options shall be substantially in form and substance as set forth in Exhibit A.

     6. Exercise Price. The exercise price of each Option shall be not less than the fair market value of the Common Stock on the date of grant; provided, however, that if the amount of stock owned by the Optionee is more than ten percent (10%) of the total combined voting power of all classes of capital stock of the Company as of the date of grant, the exercise price of each Option shall be not less than one hundred ten percent (110%) of the fair market value of the Common Stock on the date of grant. Fair market value for purposes of this
Section 6 shall be defined as the closing bid price on the date of grant, or if there was no trading on the date of grant, then the closing bid price on the last trading date prior to the date of grant, or, if none, then the price of the last sale of stock, or as determined by the Committee.

     7. Terms of Options. The term of an Option shall be for a period of no more than ten (10) years from the date of grant of such Option, provided, however, that if the amount of stock owned by the Optionee is more than ten percent (10%) of the total combined voting power of all classes of capital stock of the Company as of the date of grant the term of an Option shall be for a period of no more than five (5) years from the date of grant of such Option.

     8. Exercise of Options. Subject to Section 14 hereof, an Option shall be exercisable in whole or in part by written notice delivered to and received by the Secretary of the Company at its principal office, any time during the term of the Option. In no case, however, may an Option under this Plan be exercised if there remains on the date of exercise an incentive stock option which was granted before the granting of such Option to such Optionee to purchase stock in the Company or in a corporation which (at the time of the granting of such option) is a parent or subsidiary corporation of the Company, or in a predecessor corporation of any such corporations.

     The notice shall state the number of shares with respect to which the Option is being exercised, shall contain a representation and agreement by the Optionee substantially in the form and substance as set forth in the investment letter attached hereto as Exhibit B, and shall be signed by the Optionee. The option price shall be paid in cash, cash equivalents or secured notes acceptable to the Committee, by arrangement with a broker which is acceptable to the Committee where payment of the option price is made pursuant to an irrevocable direction to the broker to deliver all or part of the proceeds form the sale of the option shares to the Company by the surrender of shares of common stock owned by the Optionee exercising the Option and having a fair market value on the date of exercise equal to the option price, or by the surrender of options to purchase common stock having a fair market value on the date of exercise equal to the option price or in any combination of the foregoing.

     In the event the Company or the shareholders of the Company enter into an agreement to dispose of all or substantially all of the assets or stock of the Company by means of a sale, reorganization or liquidation, or otherwise, an Option shall become immediately exercisable with respect to the full number of shares subject to that Option, notwithstanding the preceding provisions of this
Section 8, during the period commencing as of the date of such agreement and ending when the disposition of assets or stock contemplated by the agreement is consummated or the agreement is terminated. The Company shall seek to notify Optionees in writing of any event which may constitute such sale, reorganization, liquidation or otherwise.

     The Option shall not be exercised at any time when its exercise, or the delivery of shares referred to in the notice, would, in the opinion of the Company, constitute the violation of any law, governmental regulation or ruling. During the Optionee's lifetime, the Option shall be exercisable only by the Optionee or, in the event of the Optionee's incapacity, by his guardian or other legal representative.

     9. Securities to be Unregistered. The Company shall be under no obligation to register or assist the Optionee in registering either the Options or the Option Stock under the federal securities law or any state securities law and both the Options and all Option Stock shall be "restricted securities" as defined in Rule 144 of the General Rules and Regulations of the Securities Act of 1933 (the "Act"), and may not be offered for sale, sold or otherwise transferred except pursuant to an effective registration statement under the Act, or pursuant to an exemption from registration under the Act, the availability of which is to be established to the satisfaction of the Company. Accordingly, all certificates evidencing shares covered by the Option, and any securities issued and replaced or exchanged therefor, shall bear a restrictive legend to this effect.

     10. Assignment or Transfer. No Option may be assigned or transferred other than by will or under the laws of descent and distribution, and no Option shall be pledged or otherwise encumbered or subject to execution, attachment or similar legal process. In the event of the death of an Optionee, his Option may be exercised during its term by the person designated in the will of the Optionee, or, if no testamentary disposition was made, by the legal representative of the Optionee, within one (1) year following his death; provided, however, such Option shall only be exercisable if it was exercisable according to the terms hereof on the date of the Optionee's death. Any attempted assignment, transfer, pledge, hypothecation or other disposition of the Option, contrary to the provisions of this Agreement, or the levy of any execution, attachment or similar process upon the Option, shall void the Option.

     11. Optionee as Shareholder. An Optionee shall have no rights as a shareholder of the Company with respect to the shares of Option Stock covered by an Option until the date of the issuance of stock certificate(s) to him. No adjustment will be made for dividends or other rights with respect to which the record date is prior to the date of such stock certificate or certificates.

     12. Adjustment for Changes in Capital Structure. In the event of a change in the capital structure of the Company as a result of any stock dividend, stock split, combination or reclassification of shares, recapitalization, merger, consolidation or reorganization, the number of shares covered by the Options granted pursuant to this Plan shall be appropriately adjusted by the Committee, whose determination shall be final.

     13. Employment of Optionee. Except as otherwise provided in this Agreement, the Optionee may not exercise any Option unless the Optionee has been continuously employed with the Company, a parent or subsidiary, from the date of grant to and including the later of the date of exercise or three months following the termination of the employee's employment.

     The existence of this Plan shall not impose or be construed as imposing upon the Company, or any parent or subsidiary of the Company, any obligation to employ the Optionee for any period of time, and shall not supersede or in any way increase the obligations of the Company, or any parent or subsidiary of the Company, under any employment contract now or hereafter existing with any Optionee.

     14. Termination. The Plan may be terminated at any time by action of the Committee, but in all events this Plan shall terminate ten (10) years from the date of its approval by the shareholders of the Company, or from its adoption by the Board, whichever is earlier, and no Options shall be granted under the Plan after such termination, although Options granted prior to such termination may continue to be exercised after such date in accordance with the terms hereof. The Plan shall also terminate upon (a) the merger or consolidation of the Company with one or more other corporations in which the Company is not the surviving corporation, (b) the dissolution or liquidation of the Company, (c) the appointment of a receiver for all, or substantially all, of the assets or business of the Company, (d) the appointment of a trustee for the Company after a petition has been filed for the Company's liquidation under applicable statutes, (e) the filing of a petition in bankruptcy on behalf of the Company under applicable statutes, or (f) the sale, lease or exchange of all, or substantially all, of the assets or business of the Company. The Company shall notify an Optionee in writing thirty (30) days prior to the happening of any of the events described in clauses (a) through (f) of the preceding sentence.

     15. Limitation. The aggregate fair market value (determined on the date the Option is granted) of stock subject to an Option granted to an Optionee in any calendar year shall not exceed $100,000.

     16. Amendment. No material change or modification of this Plan shall be valid unless in writing and approved by the Committee, the Company's shareholders and each Optionee affected by such change.

     17. Governing Law. This Plan shall be governed and construed in accordance with the laws of the British Virgin Islands.

     IN WITNESS WHEREOF, the shareholders of GETGO MAIL.COM INC. have adopted this Plan the 25th day of October, 2000.


                                       GETGO MAIL.COM INC.
                                       (The "Company")



                                       By:______________________________________
                                          Derrin R. Smith, Chairman of the Board

ATTEST:



_________________________________
[_______________], Secretary

                                    EXHIBIT A
                         TO INCENTIVE STOCK OPTION PLAN
                                       OF
                               GETGO MAIL.COM INC.

                             STOCK OPTION GRANT FORM



     GETGO MAIL.COM INC., a British Virgin Islands corporation (the "Company"), hereby grants to ______________________ the right and option to purchase ______________________ (_________) shares of the Common Stock, $0.0001 par value, of the Company at the exercise price of $_________ per share. This option is granted as of the date set forth below and shall expire _______ (____) years from such date. This Option is subject to all the terms and conditions of the GETGO MAIL.COM INC. Incentive Stock Option Plan, which are incorporated herein by this reference, and may not be assigned or transferred except as provided therein.

     Common Stock acquired pursuant to this Option may be subject to special tax treatment under Internal Revenue Code Section 422 if held for at least two years from the date set forth below and for at least one year from the date of exercise of this Option.

     Dated:______________________, 20___.



                                       GETGO MAIL.COM INC.
                                       (The "Company")


                                       By:______________________________________
                                          Derrin R. Smith, Chairman of the Board
ATTEST:

_________________________________
[______________],  Secretary

     The option represented by this certificate and the shares of common stock underlying this option have not been registered under the Securities Act of 1933 (the "Act") and are "restricted securities" as that term is defined in Rule 144 under the Act. Neither the option nor the shares underlying the option may be offered for sale, sold or otherwise transferred except pursuant to an effective registration statement under the Act, or pursuant to an exemption from registration under the Act, the availability of which is to be established to the satisfaction of the Company.

                                    EXHIBIT B
                                       TO
                           INCENTIVE STOCK OPTION PLAN
                                       OF
                               GETGO MAIL.COM INC.

                              OPTION EXERCISE FORM



GETGO MAIL.COM INC.

Gentlemen:

     I hereby elect to exercise Options to purchase _____________ shares of Common Stock, $0.0001 par value (the "Securities"), of GETGO MAIL.COM INC. (the "Company") pursuant to the Company's Incentive Stock Option Plan dated October 25, 2000, and as subsequently amended.

     I acknowledge to the Company that (1) the Securities to be issued to me are being acquired for investment and not with a view to the distribution thereof,
(2) I will not offer, sell, transfer or otherwise dispose of the Securities except in a transaction which does not violate the Securities Act of 1933, as amended (the "Act"), and (3) the Securities are "restricted securities" as that term is defined in Rule 144 of the General Rules and Regulations under the Act.

     I acknowledge and understand that the Securities are unregistered and must be held indefinitely unless they are subsequently registered under the Act or an exemption from such registration is available. I also understand that the Company is the only person which may register its securities under the Act. Furthermore, the Company has not made any representations, warranties or covenants to me regarding the registration of the Securities or compliance with Regulation A or some other exemption under the Act.

     I further acknowledge that I am fully aware of the applicable limitations on the resale of the Securities. Rule 144 permits sales of "restricted securities" upon compliance with certain requirements. If Rule 144 is available for the resale of the securities, I may resell the Securities only in accordance with its limitations.

     I acknowledge that I am liable for all withholding taxes if the shares issued pursuant to this Option are disposed of within one year of issuance or two years of the date of grant of the Option.

     Any and all certificates representing the Securities, and any securities issued in replacement or exchange therefor, shall bear substantially the following legend, which I have read and understood.

     The shares represented by this certificate have not been registered under the Securities Act of 1933 (the "Act") and are "restricted securities" as that term is defined in Rule 144 under the Act. The shares may not be offered for sale, sold or otherwise transferred except pursuant to an effective registration statement under the Act, or pursuant to an exemption from registration under the Act, the availability of which is to be established to the satisfaction of the Company.

     I further agree that the Company shall have the right to issue stop transfer instructions to its transfer agent to bar the transfer or for failure to pay necessary withholding taxes in the case of disposition of the shares

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


within one year of issuance of the shares or two years of the date of grant of the Option of any of my certificates except in accordance with the Act. I acknowledge that the Company has informed me of its intention to issue such instructions.

     Dated: ______________________, 20____.

                                               Very truly yours,



                                               _________________________________
                                               Optionee

                                               _________________________________
                                               (Please print or type name)







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